UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 05, 2025

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

105 W. 125th Street

New York, NY 10027

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	Landa App 2 LLC - 1120 9Th Court Pleasant Grove Al LLC
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC	Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC
Landa App 2 LLC - 1625 W MCFARLAND AVENUE GASTONIA NC LLC	Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC
Landa App 2 LLC - 1744 Mountain Drive Tarrant Al LLC	Landa App 2 LLC - 179 Poplar Springs Drive Mulga Al LLC
Landa App 2 LLC - 200 15TH COURT NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 2150 TISHAMINGO DRIVE BIRMINGHAM AL LLC
Landa App 2 LLC - 235 Celery Avenue North Jacksonville FL LLC	Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC
Landa App 2 LLC - 301 Woodstream Drive Gastonia Nc LLC	Landa App 2 LLC - 3029 CEDARIDGE DRIVE TAMPA FLORIDA LLC
Landa App 2 LLC - 340 17TH AVENUE NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 4037 STONE DRIVE BESSEMER AL LLC
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC	Landa App 2 LLC - 4464 Willow Street Gardendale Al LLC
Landa App 2 LLC - 4601 SYLVANER LANE BIRMINGHAM AL LLC	Landa App 2 LLC - 503 8TH STREET SOUTH BESSEMER AL LLC
Landa App 2 LLC - 503 EAST ROBINSON STREET DALLAS NC LLC	Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC
Landa App 2 LLC - 5844 Willow Crest Drive Pinson Al LLC	Landa App 2 LLC - 650 Willow Bend Lane Bessemer Al LLC
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	Landa App 2 LLC - 6820 66Th Street South Birmingham Al LLC
Landa App 2 LLC - 7817 3Rd Avenue South Birmingham Al LLC	Landa App 2 LLC - 8048 OLD PLANK ROAD JACKSONVILLE FLORIDA LLC
Landa App 2 LLC - 808 Home Trail Gastonia Nc LLC	Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC
Landa App 2 LLC - 913 2ND STREET KINGS MOUNTAIN NC LLC	Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Technology and Service Provider Disruptions

On April 05, 2025, the Manager had multiple communications with its platform's servers provider to address disruption affecting access to its platform. The Manager is actively coordinating efforts to resolve the issue and restore normal operations. While immediate access to our service server cannot be guaranteed, the Manager is actively working on restoring full product functionality. As a result of this service disruption, investors may face difficulties viewing their accounts online.

See “We rely on third–party financial services providers and on third–party computer hardware and software. If we are unable to continue utilizing these services, our business and ability to service the corresponding equity investments may be adversely affected” in the Company's Offering Statement here.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 09, 2025	LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President